UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Maxwell Technologies, Inc.
(Name of Subject Company)

Maxwell Technologies, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)
Common Stock—577767106
(CUSIP Number of Class of Securities)

Dr. Franz Fink
President and Chief Executive Officer
Maxwell Technologies, Inc.
3888 Calle Fortunada
San Diego, California 92123
(858) 503-3300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:

Larry W. Nishnick, Esq.
Patrick J. O’Malley, Esq.
DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, California 92121
(858) 677-1400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed by Maxwell Technologies, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 20, 2019, as amended by that certain Amendment No. 1 to Schedule 14D-9 previously filed by the Company with the SEC on March 15, 2019 (collectively, as may be further amended and supplemented from time to time, the “Schedule 14D-9”) relating to the exchange offer by Cambria Acquisition Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Tesla, Inc., a Delaware corporation (“Tesla”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”), filed by the Offeror and Tesla with the SEC on February 20, 2019, as amended on March 15, 2019, pursuant to which the Offeror is offering to acquire all of the issued and outstanding shares of Maxwell Common Stock.

The terms and conditions of the offer are set forth in Tesla’s prospectus/offer to exchange (the “Offer to Exchange”), which is part of a Registration Statement on Form S-4 (the “Form S-4”) that Tesla has filed on February 20, 2019, as amended on March 15, 2019 with the SEC, and which, with the related letter of transmittal, together with any further amendments or supplements, collectively constitute the “Offer.”

Each Maxwell stockholder that participates in the Offer will receive, for each share of Maxwell Common Stock validly tendered and not validly withdrawn, shares of Tesla Common Stock, $0.001 par value per share (“Tesla Common Stock”), equal to the quotient obtained by dividing $4.75 by the volume weighted average of the daily volume weighted average of the trading price of one (1) share of Tesla common stock as reported on the Nasdaq Global Select Market for the five (5) consecutive trading days immediately preceding the second trading day prior to the date of the expiration of the Offer (the “Tesla Trading Price”), subject to the minimum, together with cash in lieu of any fractional shares of Tesla Common Stock (the “Offer Consideration”), without interest and less any applicable withholding taxes. For the avoidance of doubt, if the Offer were to expire at 11:59 p.m., Eastern time on a Tuesday, then, the five (5) trading days would be the preceding Monday through Friday days assuming each day on and prior to the Tuesday expiration date were a trading day (other than Saturday or Sunday). In the event that the Tesla Trading Price is equal to or less than $245.90, the minimum will apply and each share of Maxwell Common Stock validly tendered and not validly withdrawn will be exchanged for 0.0193 of a share of Tesla Common Stock.
Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2.
Item 4 of the Schedule 14D-9 and the disclosure in the second paragraph of the subsection entitled “Other Factors - Transaction Premium Analysis” is hereby amended and restated as follows:
“Barclays is acting as financial advisor to Maxwell in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, Maxwell has paid Barclays an opinion fee of $500,000 and has agreed to pay Barclays an additional transaction fee, currently estimated at approximately $4.37 million, which will be payable by Maxwell upon consummation of the transactions contemplated by the merger agreement. In addition, Maxwell has agreed to reimburse Barclays for its reasonable out-of-pocket expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by Maxwell and the rendering of Barclays’ opinion. Barclays has performed various investment banking and financial services for Maxwell, Tesla and their affiliates in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. During the past two years, Barclays has received and booked fees for investment banking and financial services unrelated to the transaction contemplated by the Merger Agreement of approximately $4.9 million from Maxwell. Further, in connection with Maxwell’s retention of Barclays as financial advisor, Barclays disclosed to the Maxwell board of directors that in the two years preceding the date of Barclays’ opinion, Barclays had received and booked fees for investment banking and financial services unrelated to the transaction contemplated by the Merger Agreement of approximately $4.1 million from Tesla. In the past two years, Barclays has performed the following investment banking and financial services: (i) acted as bookrunner in connection with Tesla’s offering of $1.0 billion convertible notes in March 2017; (ii) acted as an underwriter in connection with Tesla’s $402.5 million follow-on offering in March 2017; (iii) acted as financial advisor in connection with the Maxwell’s Defense Advisory Settlement entered into in April 2017; (iv) acted as joint bookrunner in connection with Tesla’s inaugural high yield offering of $1.80 billion senior notes due 2025 in August 2017; (v) acted as an underwriter in connection with the Maxwell’s $46.0 million senior unsecured convertible notes offering in October 2017; (vi) acted as an underwriter in connection with the Maxwell’s $23.0 million follow-on offering in August

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2018; and (vii) acted as financial advisor in connection with the Maxwell’s divestiture of its high voltage capacitors business in December 2018. In addition, (i) Barclays is currently engaged by the Maxwell to advise on certain corporate defensive advisory matters should they arise and we would receive customary fees in connection therewith; (ii) an affiliate of Barclays acts as a lender under Tesla’s $1.2 billion revolving credit facility which expires in June 2020; (iii) in addition to the lending relationship with Tesla specified in the preceding clause, an affiliate of Barclays also acts as a lender in connection with two other facilities with different entities affiliated with Tesla, both of which expire in August 2019; and (iv) Barclays remains in contact with Tesla concerning the possible future provision of investment banking and financial services.”

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SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAXWELL TECHNOLOGIES, INC.

Date: March 25, 2019	By:	/s/ David Lyle
Name: David Lyle
Title: Senior Vice President, Chief Financial Officer, and Treasurer